Mail Stop 4561

April 28, 2008

Dean S. Goodermote
President and Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **Re: Double-Take Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-33184**

Dear Mr. Goodermote:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1A. Risk Factors, page 13

"Claims that we misuse the intellectual property of others…," page 19

1.   You have included a risk factor that exceeds one page regarding the potential and actual impact of intellectual property claims against you. Risk factors are required to be concise and specific to your company or industry. See Item 503(c)

of Regulation S-K. In future filings, consider how you can present the risk factor and subheading more concisely and in a manner that highlights the ongoing impact of the December 2005 settlement agreement.

Item 2. Properties, page 24

2.   In future filings please expand this section to give investors more information as to the suitability, adequacy, productive capacity and extent of utilization of your facilities. See Instruction 1 to Item 102 of Regulation S-K. For example, a discussion of the adequacy and utilization of your Indianapolis center, which functions as your principal call center, would be appropriate. Further, to the extent significant business activity is concentrated in any of the other locations referenced, this should be disclosed along with information relating to lease termination, adequacy, and usage.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 37

Stock-Based Compensation, page 38

3.   We note your reference here and on pages 80-81 to the valuation specialist that management engaged to prepare valuations of your common stock. We also note your references on pages 55 and 56 to the valuation reports issued by independent third parties that management used to assess the fair value of assets acquired and liabilities assumed in your business combination of TimeSpring Software Corporation and Double-Take EMEA. Please note that when you refer to an independent valuation specialist you should disclose the specialist's name and, if your annual report is incorporated by reference into a Securities Act registration statement, include the appropriate consent. Refer to Rule 436(b) of Regulation C and file consents, as necessary.

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Cash Flows, page 53

4.   We note that you have recorded excess income tax benefits from share-based payment arrangements as a cash inflow from financing activities in fiscal years 2007. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in the year ended December 31, 2007.

Notes to the Consolidated Financial Statements, page 54

Note A – Organization and Significant Accounting Policies, page 54

[8] – Revenue Recognition, page 59

5.   We note your disclosure that "any professional services, including training, which
        have not been performed within three years of the original invoice date will be
        recognized as revenue in the quarter the age of the unperformed services become
        three years old." Tell us more about this revenue recognition policy including the
        relevant terms of the arrangements and the analysis utilized by management when
        concluding that the criteria for revenue recognition have been met in light of the
        fact that unperformed services remain. In your response, quantify the amount of
        professional service revenue you have recognized for all periods presented as a
        result of this accounting policy. Additionally, tell us how you have satisfied the
        requirements for derecognizing your deferred revenue liability provided for in
        paragraph 16 of SFAS 140. In this regard, tell us what evidence you can rely
        upon to demonstrate that it is remote the customer will require performance of
        these services. Furthermore, explain how you considered paragraphs 78 and 79 of
        FASB Concepts Statement No. 6 in the classification of these amounts as revenue.

Item 15. Exhibits, Financial Statement Schedules, page 89

Exhibits 31.1 and 31.2

6.   We note that your Section 302 certifications contain language that varies from the
        wording set forth in Item 601(b)(31) of Regulation S-K. For instance, you make
        several references in paragraphs 2, 3, and 4 of your certifications to the "annual
        report" instead of to the "report," as required by the item. In addition, in
        paragraph 4(d), you have improperly modified the required language. Please note
        that the certifications should track exactly the language of Item 601(b)(31) and
        ensure that you provide the appropriate language in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

Elements of Compensation, page 14

7.   We note on pages 14, 15, and 17 your statement that you utilized a benchmark
        database in connection with setting your compensation levels. To the extent such
        benchmarking compensation analysis is material to an understanding of your
        compensation policies and decisions regarding your named executive officers, the
        names of the companies that are the subject of any benchmarking analysis should

be disclosed and the benchmark discussed in future filings. See Item
402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Pay, page 15

8.   We note that although you disclose the targets on which annual incentive pay is
based, you do not state whether those targets were met. In future filings, please
disclose the extent to which your named executive officers achieved your
quarterly and annual net revenue and operating profit objectives.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Legal Reviewer at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief